Bernal Cutlery Inc.
Statement of Cash Flows
January - December 2018

	Total
OPERATING ACTIVITIES	
Net Income	-10,650.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Deposits in Transit	20,262.69
Inventory Asset	-54,302.84
Loan to Shareholder	21,717.35
Rent Deposit	-13,500.00
Accounts Payable	0.00
American Express CC - Josh	-2,536.19
Chase CC	-3,068.44
CA BOE Payable:Sales Tax Payable	15,197.00
Direct Deposit Payable	0.00
Due to George Rezendes	5,000.02
Loan From Shareholder	70,090.34
Paypal Loan	-3,601.21
Payroll Liabilities:CA PIT / SDI	1,336.05
Payroll Liabilities:CA SUI / ETT	448.77
Payroll Liabilities:Federal Taxes (941/944)	7,240.31
Payroll Liabilities:Federal Unemployment (940)	114.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 64,398.73
Net cash provided by operating activities	$ 53,748.31
INVESTING ACTIVITIES	
Accumulated Amortization	255.00
Accumulated Depreciation	5,868.00
Furniture & Fixtures - Oakland	-1,854.60
Leasehold Improvements	-5,134.75
Leasehold Improvements - Oakland	-23,450.48
Machinery & Equipment - Oakland	-305.27
Machinery & Equipment - SF	-5,228.00
Net cash provided by investing activities	-$ 29,850.10
FINANCING ACTIVITIES	
SBA Loan #1	-18,758.65
SBA Loan #2	-8,589.10
Square Working Capital Loan	14,565.94
Working Solutions Loan	-10,131.83
Net cash provided by financing activities	-$ 22,913.64
Net cash increase for period	$ 984.57
Cash at beginning of period	36,665.54
Cash at end of period	$ 37,650.11

Tuesday, Jul 09, 2019 03:57:18 PM GMT-7